March 23, 2018

Alison White

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. White:

On January 11, 2018 Advisers Investment Trust (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 61 to the Trust’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add a new series, Vontobel U.S. Equity Institutional Fund (the “Fund”), to the Trust. On February 26, 2018, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1.    Comment – General. Please update the EDGAR series and Class identification information with the Fund’s ticker.

Response: Registrant will update the EDGAR series and Class identification information.

2.    Comment - Prospectus Page 1. In the Fee Table, if there are no “Shareholder Fees” please consider removing that section of the Fee Table.

Response: The Registrant will consider deleting the Shareholder Fees section from the fee table at the time of the annual update to its registration statement.

3.    Comment – Prospectus Page 1. Please confirm that the Fund’s expense limitation agreement will be in place for at least 1 year from the effective date of the prospectus.

Response: Registrant so confirms. The Fund’s expense limitation agreement will be in place until January 28, 2020.

4.     Comment – Prospectus Page 1. In the “Example” section, reference is made to an investment being sold or held during the periods covered by the example. Why is this distinguishing reference included? There is no redemption fee so the example numbers would not change. Please consider removing this reference.

Response: The second sentence in the “Example” section will be deleted and replaced with the following sentence:

“This example assumes that you invest $10,000 in the Fund for the time period indicated and then sell your shares at the end of those periods.”

5.     Comment - Prospectus Page 2. The last sentence of the first paragraph of the “Principal Investment Strategies” section references investment in “securities convertible…into common stocks….” Will the Fund invest in contingent convertible securities (“COCOS”)? If yes, please consider what disclosure, if any, is appropriate in terms of the types and extent of such investments.

Response: The Fund’s adviser does not intend to invest in contingent convertible securities.

6.    Comment - Prospectus Page 2. Reference is made to a “full market cycle” in the last sentence of the second paragraph of the “Principal Investment Strategies”. Please disclose what the Fund believes to be a full market cycle.

Response: Traditionally, the adviser’s investment style has participated in up markets and protected in down markets. The following disclosure will be added to the end of the second paragraph.

“The Adviser implements a bottom-up stock selection process and generally does not look for special circumstances or cyclical market timing events. The Adviser anticipates that stocks held by the Fund will perform well as long as the general economic environment is favorable. However, Fund holdings are also expected to have defensive qualities and are selected with the expectation that they outperform the growth of the weighted average earnings per share of the indices when economies or markets fail to perform well. The Fund’s holdings tend to underperform during late stage boom markets or during a market bounce following a collapse; times when more cyclical and higher levered companies tend to outperform.”

7.    Comment – Prospectus Page 2. The last sentence of the second paragraph of the “Principal Investment Strategies” notes the Fund “may offer protection in down market cycles….” Please clarify in prospectus disclosure how the Fund may offer protection in down market cycles. If that includes investment in derivatives, please add appropriate strategy and risk disclosure.

Response: Please see Registrant’s response to Comment 6 above.

8.     Comment - Prospectus Page 2. The last paragraph of the “Principal Investment Strategies” section references investment in ADRs of foreign companies located in developing countries. Please add a definition of “emerging markets”. Additionally, please consider whether emerging markets risk should be added.

Response: The following disclosure will be added to the last paragraph of the “Principal Investment Strategies” section on page 2 of the prospectus.

“Emerging markets generally will include countries of every nation in the world except the U.S., Canada, Japan, Australia, New Zealand and most nations located in Western Europe.”

Please also see the response to Comment 9 below.

9.     Comment - Prospectus Page 2. The “Depositary Receipts Risk” disclosure notes that these investments are “generally subject to the same risks as … foreign securities.” Please disclose these risks or add a foreign securities risk.

Response: Registrant will add foreign investing risk and emerging market risk disclosure.

10.    Comment - Prospectus Page 4. In the “FUND DETAILS SECTION” please remove “Non-Fundamental” before “Investment Objective” in the section heading as it is confusing. Additionally, please clarify if the objective is to be “capital appreciation” or “long-term capital appreciation”.

Response: The requested deletion will be made. Additionally, Registrant confirms that the Fund’s investment objective is long-term capital appreciation and will revise the investment objective description on page 4 of the prospectus accordingly.

11.    Comment - Prospectus Page 4. The sixth paragraph of the “Principal Investment Strategies” section notes that the Adviser looks for securities priced “below its intrinsic worth.” Given this approach, please consider whether value investing strategy and risk disclosures should be added.

Response: The Fund is expected to hold a significant amount of securities that are not considered value stocks. Additionally, Registrant does not consider a preference for securities that are not priced at a premium, alone, to be “value investing” and inclusion of such disclosure may unnecessarily confuse investors. Therefore, the Registrant respectfully declines to make the requested change.

12.    Comment – Prospectus – Page 5. If the Fund may invest in unsponsored ADRs, as referenced in the “Depositary Receipts Risk” disclosure, please disclose as much in the principal investment strategy section and enhance the risk disclosure.

Response: Registrant will revise the first sentence in the fourth paragraph under the “Principal Investment Strategies” section as follows:

“Additionally, the Fund may invest up to 20% of its assets in securities of issuers located in Canada or in sponsored or unsponsored American Depositary Receipts (“ADRs”) of foreign companies located in developing or emerging markets countries.”

With respect to risk disclosure, Registrant notes that existing Depositary Receipts Risk disclosure in the statutory prospectus includes the risk of investing in unsponsored depositary receipts. Registrant will add the following to Depositary Risk disclosure in the summary section of the prospectus:

“Under an unsponsored depositary receipt arrangement, the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the depositary receipt holders. Because unsponsored depositary receipt arrangements are organized independently and without the cooperation of the issuer of the underlying securities, available information concerning the foreign issuer may not be as current as for sponsored depositary receipts and voting rights with respect to the deposited securities are not passed through.”

13.     Comment - Prospectus Page 5. Please add Foreign Securities Risk, Emerging Markets Risk, and Value Investing Risk, as appropriate.

Response: Please see responses to Comment 8, Comment 9, and Comment 11 above. The Fund respectfully declines to add the suggested disclosure related to value investing risk.

14.     Comment – Prospectus Page 7. Please represent supplementally that the Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response: The adviser to the Fund confirms it has all records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

15.     Comment – Prospectus Page 7. Please clarify what is meant by “not subject to …fees charged by mutual funds” in the penultimate sentence of the first paragraph of the Historical Investment Returns section.

Response: As disclosed in the first paragraph under the section entitled “Historical Investment Returns of the Adviser’s U.S. Equity Composite”, the composite performance disclosed in the table does not include any mutual fund fees as the composite includes only segregated accounts managed by the Adviser.

16.     Comment – Prospectus Page 7. If the historical performance provided is not calculated using the standard SEC method, please disclose the method used in the prospectus.

Response: The adviser claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared the investment return calculations for the U.S. Equity Composite in compliance with the GIPS standards. The adviser has been independently verified for the period from January 1, 2001 through December 31, 2016. As such, the following disclosure will be added to the paragraph directly following the U.S. Equity Composite Performance Returns:

“The Adviser claims compliance with the Global Investment Performance Standards (GIPS®). The Adviser has been independently verified for the periods from January 1, 2001 through December 31, 2016. The verification reports and performance examination reports are available upon request.”

17.    Comment – Prospectus Page 8. Please disclose that net returns will reflect deduction of all fees including sales loads, if any.

Response: Registrant will revise the third sentence of the paragraph directly following US. Equity Composite Performance Returns as follows:

“The composite’s net rates of return are presented after the deduction of all fees, including sales loads if any, such as: investment management fees, brokerage commissions, transaction costs, other investment-related fees and foreign withholding taxes.”

18.    Comment – Prospectus Page 8. Forward currency contracts were used in the composition of client portfolios until October 2011. Please remove pre- October 2011 performance from the composite or explain how the Fund will be managed in a manner that is substantially similar during that time.

Response: The reference to forward currency contracts will be removed as the adviser has never engaged in forward currency transactions for the U.S Equity Composite.

19.    Comment – Prospectus Page 8. Please revise the performance for all periods to be consistent with the post- January 2016 method of calculation; daily accruing of fees.

Response: All investment return information has been audited according to GIPS compliance standards and cannot be changed absent an error in the calculation. Because the adviser is unable to retroactively change the investment returns and remain compliant with GIPS requirements, the adviser voluntarily disclosed the change.

20.    Comment – Privacy Notice. Please remove “[NOT A PART OF THE PROSPECTUS]”. The policy is included with the prospectus and, therefore, is a part of it.

Response.    Registrant will make the requested change in the next Post-Effective Amendment filed with respect to the Fund.

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If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	Dana Gentile

Barbara Nelligan

Toni Bugni